SC 13G
SUBJECT COMPANY LabOne Inc.
SROS NASD
CIK  0000830158
IRS-NUMBER     43-1039532

SUBMISSION-CONTACT
    NAME      JUDY POTTS
    PHONE     615-383-7701

FILER   The Southern Fiduciary Group Inc.
CIK     0000881155
CCC     vb*qsx9p


    SECURITIES AND EXCHANGE COMMISSION Washington, D.C.20549
Schedule 13G
Under the Securities Exchange Act of 1934 (Amendment No.        )*
(Name of Issuer)                                    LabOne Inc.
(Title of Class of Securities)                    Common Stock
(CUSIP Number)                                    50540L-10-5
Check the following box if a fee is being paid with this statement [   ] .
(A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
    Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
   (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,see the Notes).

(Continued on following page(s))

Page 1 of 5  Pages

SCHEDULE 13G                                              Page 2 of 5

CUSIP No. 50540L-10-5
1 Name of reporting person
SS. or IRS Identification No. of above person
The Southern Fiduciary Group Inc.
#58-1418392
2 Check the appropriate box if a member of a group
(a)
(b)
3 SEC Use Only
4 Citizenship or place of organization
Reporting Person is a corporation organized under Tennessee laws.
Principal office of Reporting Person is in Nashville, Tennessee.

Number of shares beneficially owned by each reporting person with
5     Sole Voting Power                      407,375
6     Shared Voting Power                          0
7     Sole Dispositive Power                 670,367
8     Shared Dispositive Power                     0

9 Aggregate amount beneficially owned by each reporting person
                                 670,367
10     Check box if the aggregate amount in row (9) excludes certain shares

11     Percent of class represented by amount in row 9       6.26%

12     Type of reporting person                                   IA

SCHEDULE 13G                                                 Page 3 of 5

     Item 1(a).     Name of Issuer:             LabOne Inc.
     Item 1(b).     Address of Issuer's Principal Executive Offices:
                            10101 Renner Blvd.
                            Lenexa, Kansas 66219

     Item 2(a).     Name of Person Filing:
                          The Southern Fiduciary Group Inc.
     Item 2(b).     Address of Principal Business Office or, if None,
     Residence:
                          2325 Crestmoor Road, Suite 202
                          Nashville, Tennessee 37215
     Item 2(c).     Citizenship:
Reporting Person is a corporation organized under Tennessee laws.
Principal office of Reporting Person is in Nashville, Tennessee.
     Item 2(d).     Title of Class of Securities:
                         Common Stock
     Item 2(e).     CUSIP Number
                         50540L-10-5
     Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
     (a)     [  ]     Broker or dealer registered under Section 15 of the
Act,
     (b)     [  ]     Bank as defined in Section 3(a) (6) of the Act,
     (c)     [  ]     Insurance Company as defined in Section 3(a)(19) of
the
Act,
     (d)     [  ]     Investment Company registered under Section 8 of the
Investment
          Company Act,
     (e)     [X ]     Investment Adviser registered under Section 203 of the
                      Investment Advisers Act of 1940,
     (f)     [  ]     Employee Benefit Plan, Pension Fund which is subject
                      to the provisions of the Employee Retirement Income
                      Security Act of 1974 or Endowment Fund, see 13d-
                      1(b)(1)(ii)(F),
     (g)     [  ]     Parent Holding Company, in accordance with Rule 13d-
                      1(b)(ii)(G); see Item 7,
     (h)     [  ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

SCHEDULE 13G                                                   Page 4 of 5

     Item 4. Ownership.
If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1
(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.
  (a)  Amount beneficially owned:        670,367
  (b)  Percent of class:              6.26%
  (c)  Number of shares as to which such person has:
  (i)  Sole power to vote or to direct the vote                    407,375
     (ii)  Shared power to vote or to direct the vote              0
     (iii)  Sole power to dispose or to direct the disposition of  670,367
     (iv)  Shared power to dispose or to direct the disposition of 0

     Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following [   ].


Item 6. Ownership of More than Five Percent on Behalf of Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

The Southern Fiduciary Group is an Investment Adviser registered under the Investment Advisers Act of 1940. In its capacity it represents clients who have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the foregoing securities. No single client has an interest of more than five percent of the foregoing securities.


SCHEDULE G                                                Page 5 of 5

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
          Inapplicable

     Item 8. Identification and Classification of Members of the Group. Inapplicable

     Item 9. Notice of Dissolution of Group.
          Inapplicable

     Item 10.        Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


This schedule is being filed with respect to beneficial ownership as of December 31, 2000.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            Ernest Williams III, President
                            January 5, 2000